SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



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                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Reports Third Quarter 2007 Results dated November 26, 2007.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd

TAT Technologies Reports Third Quarter 2007 Results

Monday November 26, 6:17 am ET

GEDERA, Israel, November 26 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ/NMS: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today net income of $1,272,728 on revenues of $20,862,079 for the three months ended September 30, 2007 compared to net income of $1,675,300 on revenues of $ 18,976,730 for the three months ended September 30, 2006.

For the nine months ended September 30, 2007, the Company reports net income of $5,780,990 derived from revenue of 68,953,537 compared to net income of $4,411,264 and revenues of $53,773,889 for the same period ended September 30, 2006.

The Company's revenues for the three months ended September 30, 2007 of $20,862,079 have increased by 9.9% compared to the revenues of $18,976,730 for the three months ended September 30, 2006.

The net income for the three months ended September 30, 2007 of $1,272,728 decreased by 24% compared to the net income of $1,675,300 for the three months ended September 30, 2006. This decrease is a result of the IPO of Limco-Piedmont Inc. by way of a reduction of ownership of the Company to 62% (equivalent to a reduction of $468,000) and one-time expenses related to the IPO (in the amount of $275,000 for the Company and $330,000 for our subsidiary Limco-Piedmont Inc.)

In addition the Company also recognized a net capital gain of $24,807,318 related to the sale of common stock by Limco and the Company's sale of Limco common stock during its third quarter of 2007.

TAT Technologies, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, the Company manufactures aircraft accessories and systems such as pumps, valves, Power Systems, Turbines and overhauls aircraft Auxiliary Power Units (APUs), landing gears and propellers.

    Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development, product demand, the impact of competitive pricing, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.



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                              TAT TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                       (amounts in thousands U.S. dollars)

                                   Nine Months Ended      Three Months Ended
                                     September 30            September 30
                                   2007        2006        2007        2006

                              (Unaudited) (Unaudited) (Unaudited) (Unaudited)
    Revenues                      $68,954     $53,774     $20,862     $18,977
    Gross profit                   18,948      14,539       5,046       5,201
    Income from operations
    before income taxes and
    minority                        8,343       6,731       2,072       2,556
    Income taxes                    2,094       2,320         331         881
    Minority interest                 468          --         468          --
    Net income                      5,781       4,411       1,273       1,675
    Net capital gain               24,807          --      24,807          --
    Total net income               30,588       4,411      26,080       1,675
    Basic income per share          $4.74       $0.74       $3.99       $0.27
    Diluted income per share        $4.68       $0.73       $3.98       $0.27
    Weighted average number of
    basic shares outstanding    6,450,078   6,042,671   6,542,671   6,042,671
    Weighted average number of
    diluted shares outstanding  6,530,396   6,076,006   6,558,362   6,189,639



    Company Contact

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: November 26, 2007